LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

September 7, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Hear USA, Inc. Amendment to Registration Statement on Form S-3 Filed August 3, 2007 File No. 333-144224

Ladies and Gentlemen:

This letter sets forth the responses of HearUSA, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated August 13, 2007, with respect to the above referenced Registration Statement on Form S-3. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments. In response to the comment letter, we have filed today with the SEC Amendment No. 2 to the Company’s Registration Statement on Form S-3 originally filed on June 29, 2007 and amended on August 3, 2007 (“Form S-3/A”). The Form S-3/A contains the changes referenced below and some conforming and updating changes.

Selling Stockholders, page 7

1.

We note your response to comment 3 in our letter dated July 24, 2007. Specifically, we note your indication that the substance of your response is included in the disclosure on page 7, however, it does not appear that you disclose that, in addition to rebate credits, Excess Cash Flow will assist in making principal and interest payments, nor do you disclose the rebate credits that have been received to date, so as to give readers an indication as to your financial ability to make payments on the credit line. Please revise accordingly.

We have revised the disclosure on page 7 of the form S-3/A to provide the suggested disclosure.

Securities and Exchange Commission

September 7, 2007

Incorporation of Certain Documents by Reference, page 8

2.

We note your response to comment 7 in our letter dated July 24, 2007. Please update the comments you have incorporated by reference to include the Form 8-Ks filed on January 5, 2007, April 2, 2007, April 4, 2007 and April 5, 2007. Also, please incorporate by reference your Form 10-Q for the period ending in the second quarter of this fiscal year, when filed.

We have revised the Information Incorporated by Reference section of the Form S-3/A to include all Form 8-Ks filed by the Company since the beginning of the fiscal year and the Form 10-Q for the quarter ended June 30, 2007.

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If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely yours,

/s/ LaDawn Naegle

LaDawn Naegle

LDN/dlk